Mail Stop 3561

March 2, 2010

Patricia Gallup, Chief Executive Officer
PC Connection, Inc.
730 Milford Road
Merrimack, New Hampshire 03054

> **Re:** **PC Connection, Inc.**
> **Correspondence Dated February 12, 2010 Regarding**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for the Period Ended September 30, 2009**
> **Filed November 6, 2009**
> **Form 10-Q for the Period Ended June 30, 2009**
> **Filed August 7, 2009**
> **Form 10-Q for the Period Ended March 31, 2009**
> **Filed May 8, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2009**
> **File No. 0-23827**

Dear Ms. Gallup:

We have reviewed your letter dated February 12, 2010 in response to our comment letter dated December 31, 2009 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement on Schedule 14A

Base Salary, page 12

1. We note your response to comment four in our letter dated December 31, 2009. In the penultimate paragraph of that response, you state that you increased the base

salaries of three of your executive officers, other than your chief executive officer, to be at or slightly below the 75th percentile of comparable salary ranges. Also, you state that the base salary of the remaining executive officer, other than your chief executive officer, was set slightly above the 50th percentile, based on his level of responsibility and comparable salary ranges. In future filings, please identify the executives to whom you are referring, including the executive whose salary was set slightly above the 50th percentile.

Certain Relationships and Related Transactions, page 19

2. We note your response to comment seven in our letter dated December 31, 2009. If true, please confirm for us that the terms of the transactions and agreements with related parties you disclose in this proxy statement were comparable to terms you could have obtained in arms-length transactions with unaffiliated third parties. If not true, please discuss the how the terms would be different if they were conducted in arms-length transactions with unaffiliated third parties.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jack Ferguson
        PC Connection, Inc.
        Via Facsimile